082-03172

DBS

RECEIVED
2009 MAY 18 A 2:32

8 May 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

09046166

SUPPL

Dear Sirs

UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED 31 MARCH 2009

Enclosed for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for the first quarter ended 31 March 2009.

Yours sincerely

Linda Hoon
Group Secretary
6878 5311

enc.

LH/et

5/18

F:\SECTCORR\DIRSHIPS\DBSH\BDMTG\2009\7 May 09\finance result-ltr.doc

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

News Release

DBS

RECEIVED
2009 MAY 18 A 2:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ref No. 12/2009

DBS' FIRST-QUARTER EARNINGS OF SGD 456 MILLION
REFLECT STRONG REVENUE GROWTH AND COST DISCIPLINE

* * *

Results include higher general allowances of
SGD 182 million to reinforce balance sheet

SINGAPORE, 8 May 2009 – DBS Group Holdings today announced net earnings of SGD 456 million for first quarter 2009. The results included significantly higher general allowances of SGD 182 million to further bolster the balance sheet against economic uncertainties. Profit before allowances reached a record SGD 1.02 billion.

The underlying operating performance was strong. Revenues rose 13% from the previous quarter and 6% from a year ago to a record SGD 1.66 billion. Net trading income improved while net interest income was steady despite lower interest rates. Cost discipline measures resulted in lower expenses of SGD 638 million. Together with higher revenues, this resulted in the cost-to-income ratio falling below 40%.

With the economic environment remaining uncertain, operating conditions continue to be challenging. The robust first-quarter operating performance, strong regulatory capital levels and prudent cumulative allowance coverage attest to the underlying strength of the DBS franchise to weather these challenges ahead.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building
Singapore 068809

Tel: 65.6878 8888
www.dbs.com

regulatory capital levels and prudent cumulative allowance coverage attest to the underlying strength of the DBS franchise to weather these challenges ahead.

Strong net interest and non-interest incomes contribute to record revenues

Net interest income rose 2% from a year ago to SGD 1.08 billion but fell 3% from the previous quarter.

Customer loans rose 3% from the previous quarter to SGD 130.6 billion. Most of the increase was due to Singapore-dollar corporate loans. Loans in Hong Kong fell in local currency terms in line with the industry. Customer deposits grew 6% to SGD 179.8 billion, with most of the growth coming from inflows into Singapore-dollar savings and current accounts.

Net interest margins fell five basis points from the previous quarter to 1.99% mainly due to lower interbank rates offset by higher credit spreads as well as better margins in Hong Kong.

Net fee income rose 21% from the previous quarter to SGD 317 million mainly due to loan related activities. Fees from capital market activities – stockbroking, wealth management, fund management and investment banking – remained subdued at previous quarter's level. Compared to a year ago, fee income fell 10% as the decline in capital market revenues was partially offset by higher contributions from other fee activities.

Other non-interest income performed well. Trading income rose to SGD 150 million, led by interest rate and foreign exchange activities supported by strong customer flows. Gains from the sale of investment securities of SGD 106 million were similar to the previous quarter but lower than a year ago.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No.199901152M

Expenses held below recent quarters

Expenses fell 7% from the previous quarter to SGD 638 million. Expenses declined as ongoing efforts to improve productivity yielded cost savings, partially offset by continued investment in technology improvements and in emerging markets. The strong revenues and lower expenses resulted in the cost-to-income ratio falling from 47% in the previous quarter to 38%, the lowest in several years.

NPLs increase in line with expectations, balance sheet remains strong

The non-performing loan rate increased from 1.5% in the previous quarter to 2.0%. The increase in NPLs was led by SME loans in Hong Kong and corporate loans in line with weaker economic conditions. Non-performing assets increased 35% from the previous quarter to SGD 3.23 billion. 34% of NPAs were current in both principal and interest but were classified for prudential reasons. Specific allowances for loans were little changed from the previous quarter at SGD 225 million or 70 basis points of loans.

To bolster the balance sheet against economic uncertainties, SGD 182 million in general allowances were taken during the quarter. SGD 49 million were for the non-ABS CLO portfolio and the remaining SGD 133 million were for the loan portfolio. Total cumulative allowance coverage for non-performing assets was prudent at 97% and at 156% if collateral was considered.

DBS continued to be well capitalised, with the tier-1 capital adequacy ratio at 12.5% and total capital adequacy ratio at 16.7%, well above regulatory requirements.

Return on equity was 8.0% compared with 7.6% in the previous quarter and 11.6% a year ago, while return on assets was 0.69% compared with 0.59% and 0.99% respectively.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No.199901152M

Chairman Koh Boon Hwee said, "DBS is one of the best-capitalised banks in Asia and our capital ratios and underlying earnings remain strong. Given continuing uncertainties over how protracted the downturn will be, we remain vigilant in managing our balance sheet and ensuring that the franchise is in a solid position to capture future growth opportunities."

The Board of Directors declared a dividend of 14 cents per share, unchanged from the previous quarter.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No.199901152M

DBS

About DBS

DBS is one of the largest financial services groups in Asia with operations in 16 markets. Headquartered in Singapore, DBS is a well-capitalised bank with "AA-" and "Aa1" credit ratings that are among the highest in the Asia-Pacific region.

As a bank that specialises in Asia, DBS leverages its deep understanding of the region, local culture and insights to serve and build lasting relationships with its clients. DBS provides the full range of services in corporate, SME, consumer and wholesale banking activities across Asia and the Middle East. The bank is committed to expanding its pan-Asia franchise by leveraging its growing presence in mainland China, Hong Kong and Taiwan to intermediate the increasing trade and investment flows between these markets. Likewise, DBS is focused on extending its end-to-end services to facilitate capital within fast-growing countries in Indonesia and India.

DBS acknowledges the passion, commitment and can-do spirit in each of its 14,000 staff, representing over 30 nationalities. For more information, please visit www.dbs.com.

[End]

For more information, contact:

Karen Ngui
Group Strategic Marketing and Communications
DBS Bank
Email: karenngui@dbs.com
Tel: (65) 6878 3008
Fax: (65)6222 4478
Mobile: (65) 9030 8080

Michael Sia
Investor Relations
DBS Bank
Email: michaelsia@dbs.com
Tel: (65) 6878 4751
Fax: (65) 6226 3702
Mobile: (65) 9636 9472

DBS
DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

To: Shareholders

The DBS Group Holdings Ltd ("DBSH" or "the Company") Board of Directors report unaudited financial results for the first quarter ended 31 March 2009.

For the first quarter of 2009, the Directors have declared an interim one-tier tax-exempt dividend of 14 cents (first quarter 2008: 17 cents) for each DBSH non-voting convertible preference share ("CPS") and an interim one-tier tax-exempt dividend of 14 cents (first quarter 2008: 17 cents) for each DBSH non-voting redeemable CPS, and an interim one-tier tax-exempt dividend of 14 cents (first quarter 2008: 17 cents) for each DBSH ordinary share. Historical comparisons have been adjusted for the one-for-two rights issue.

The first quarter 2009 dividends will be payable on 4 June 2009. The DBSH shares will be quoted ex-dividend on 20 May 2009. Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on 25 May 2009. Duly completed transfers received by the Company's Registrar, Tricor Barbinder Share Registration Services of 8 Cross Street #11-00 PWC Building, Singapore 048424 up to 5.00 p.m. on 22 May 2009 will be registered to determine shareholders' entitlement to the first quarter 2009 dividend. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the first quarter 2009 dividend will be paid by DBSH to CDP, which will in turn distribute the dividend entitlements to shareholders.

By order of the Board

Linda Hoon
Group Secretary

7 May 2009
Singapore

More information on the above announcement is available at www.dbs.com/investor

DBS

Performance Summary

Unaudited Financial Results For the First Quarter ended 31 March 2009

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

Contents **Page**

OVERVIEW

DBS Group Holdings Ltd ("DBSH") prepares its condensed consolidated DBSH Group ("Group") interim financial statements in accordance with Singapore Financial Reporting Standard ("FRS") No. 34 Interim Financial Reporting, as modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore. The accounting policies and methods of computation applied for the current financial periods are consistent with those applied for the financial year ended 31 December 2008, with the exception of the adoption of new or revised FRS and Interpretations to FRS ("INT FRS").

On 1 January 2009, the Group adopted the following new or revised FRS and INT FRS that are issued by the Accounting Standard Council (ASC), and are relevant for the Group.

- FRS 1: Presentation of Financial Statements
- FRS 1 Presentation of Financial Statements & FRS 32 Financial Instruments: Presentation – Puttable Financial Instruments and Obligations Arising on Liquidation
- FRS 27: Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
- FRS 102 Share-based Payments – Vesting Conditions and Cancellations
- FRS 107 Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments
- FRS 108: Operating Segments
- Improvements to FRSs (where applicable)
- INT FRS 113: Customer Loyalty Programmes
- INT FRS 116: Hedges of a Net Investment in a Foreign Operation

Refer to page 25 for more information.

	1st Qtr 2009	1st Qtr 2008	% chg	4th Qtr 2008	% chg
Selected income statement items ($m)					
Net interest income	1,076	1,057	2	1,115	(3)
Net fee and commission income	317	353	(10)	263	21
Other non-interest income	269	153	76	93	>100
Total income	1,662	1,563	6	1,471	13
Expenses	638	656	(3)	689	(7)
Profit before allowances	1,024	907	13	782	31
Allowances for credit and other losses	414	140	>100	269	54
Profit before tax	630	790	(20)	523	20
Net profit	456	603	(24)	383	19
One-time items [1/]	(23)	-	NM	(88)	74
Net profit including one-time items	433	603	(28)	295	47
Selected balance sheet items ($m)					
Customer loans [2/]	130,557	114,227	14	126,481	3
Interbank assets [3/]	30,261	28,606	6	22,159	37
Total assets	273,252	251,453	9	256,718	6
Customer deposits [4/]	179,818	157,379	14	169,858	6
Total liabilities	244,923	227,996	7	232,715	5
Shareholders' funds	24,042	20,850	15	19,819	21
Key financial ratios (%) (excluding one-time items) [5/]					
Net interest margin	1.99	2.09		2.04	
Non-interest/total income	35.3	32.4		24.2	
Cost/income ratio	38.4	42.0		46.8	
Return on assets	0.69	0.99		0.59	
Return on equity [6/]	8.01	11.61		7.64	
Loan/deposit ratio	72.6	72.6		74.5	
NPL ratio	2.0	1.0		1.5	
Specific allowances (loans)/average loans (bp)	70	13		69	
Tier 1 capital adequacy ratio	12.5	9.2		10.1	
Total capital adequacy ratio	16.7	13.4		14.0	

	1st Qtr 2009	1st Qtr 2008	4th Qtr 2008
Per share data ($) 7/			
Per basic share			
– earnings excluding one-time items and goodwill	0.85	1.34	0.85
– earnings	0.84	1.34	0.80
– net book value 6/	10.27	10.71	10.25
Per diluted share			
– earnings excluding one-time items and goodwill	0.83	1.29	0.82
– earnings	0.82	1.29	0.78
– net book value 6/	10.10	10.59	10.14

Notes:
1/ One-time items include restructuring costs, impairment charges for Thai investment and gains on sale of office buildings in Hong Kong
2/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet
3/ Includes interbank assets classified as financial assets at fair value through profit or loss on the balance sheet
4/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
5/ Return on assets, return on equity, specific allowances (loan)/average loan and per share data for the quarters are computed on an annualised basis
6/ Minority interests are not included as equity in the computation of net book value and return on equity
7/ Adjusted for shares arising from the rights issue in January 2009
NM Not Meaningful

First-quarter net profit rose 19% from the previous quarter to $456 million but was 24% below a year ago. The performance was marked by strong revenues and productivity savings through cost discipline measures. Earnings before allowances reached a record $1.02 billion for the first quarter. Additional general allowances were taken to further bolster the balance sheet against economic uncertainties in the operating environment.

Revenues rose 6% from a year ago and 13% from the previous quarter to $1.66 billion as trading income improved from earlier periods. Net interest income rose 2% from a year ago and fell 3% from the previous quarter as lower interbank rates dampened net interest margins, but this was partially offset by higher credit spreads and wider prime-Hibor spreads in Hong Kong. Net fee income rose 21% from the previous quarter on better loan related revenues, but was 10% below a year ago as capital market activities remained weak.

Expenses fell 7% from the previous quarter and 3% from a year ago as ongoing efforts to improve workflow and productivity yielded savings, partially offset by continued investments in systems infrastructure and in operations outside Singapore and Hong Kong. The cost-income ratio fell to 38% from 47% in the previous quarter and 42% a year ago.

Allowances rose to $414 million, 54% above the previous quarter and three times the amount a year ago. They included specific loan allowances of $225 million or 70 basis points of average loans, which were stable from the previous quarter but significantly above the 13 basis points a year ago. The increased charges were for SME loans in Hong Kong and corporate loans in Rest of the World. The non-performing loan rate rose from 1.5% to 2.0%.

Balance sheet strength was maintained. The total capital adequacy ratio stood at 16.7% with tier-1 at 12.5%. Total cumulative allowances amounted to 97% of non-performing assets and 156% if collateral was considered.

Return on assets was 0.69% compared to 0.59% in the previous quarter and 0.99% a year ago. Return on equity improved to 8.0% from 7.6% in the prior quarter but fell from 11.6% a year ago.

An impairment charge of $23 million for the bank's investment in TMB Bank was taken during the quarter, which if included would result in net profit of $433 million.

NET INTEREST INCOME

Average balance sheet	1st Qtr 2009 Average balance ($m)	1st Qtr 2009 Interest ($m)	1st Qtr 2009 Average rate (%)	1st Qtr 2008 Average balance ($m)	1st Qtr 2008 Interest ($m)	1st Qtr 2008 Average rate (%)	4th Qtr 2008 Average balance ($m)	4th Qtr 2008 Interest ($m)	4th Qtr 2008 Average rate (%)
Interest-bearing assets									
Customer loans	128,695	1,107	3.49	111,027	1,308	4.74	128,582	1,335	4.13
Interbank assets	41,384	107	1.05	38,219	258	2.72	38,675	164	1.69
Securities	49,044	441	3.65	54,256	581	4.31	49,801	517	4.13
Total	219,123	1,655	3.06	203,502	2,147	4.24	217,058	2,016	3.69
Interest-bearing liabilities									
Customer deposits	175,464	387	0.90	154,445	673	1.75	170,719	654	1.52
Other borrowings	28,227	192	2.76	39,979	417	4.19	34,228	247	2.87
Total	203,691	579	1.15	194,424	1,090	2.26	204,947	901	1.75
Net interest income/margin [1/]		1,076	1.99		1,057	2.09		1,115	2.04

Note:
1/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets

Net interest income fell 3% from the previous quarter to $1.08 billion as interest margins declined five basis points to 1.99%. Average asset volumes were little changed.

The lower margins were due largely to a fall in Singapore interbank rates. The inflow of funds from the equity rights issue that closed in January and from customer deposits also exerted some margin pressures, but the impact was largely offset by managing down other forms of funding.

Partially offsetting these pressures were higher credit spreads and an improvement in Hong Kong margins as the prime-Hibor spread widened.

Compared to a year ago, net interest income was 2% higher as the impact of higher customer loans was offset by lower margins due primarily to lower Singapore interbank rates.

Volume and rate analysis ($m) Increase/(decrease) due to change in	1st Qtr 2009 versus 1st Qtr 2008 Volume	1st Qtr 2009 versus 1st Qtr 2008 Rate	1st Qtr 2009 versus 1st Qtr 2008 Net change	1st Qtr 2009 versus 4th Qtr 2008 Volume	1st Qtr 2009 versus 4th Qtr 2008 Rate	1st Qtr 2009 versus 4th Qtr 2008 Net change
Interest income						
Customer loans	204	(370)	(166)	1	(205)	(204)
Interbank assets	23	(196)	(173)	12	(66)	(54)
Securities	(56)	(79)	(135)	(8)	(58)	(66)
Total	171	(645)	(474)	5	(329)	(324)
Interest expense						
Customer deposits	92	(374)	(282)	18	(276)	(258)
Other borrowings	(124)	(99)	(223)	(41)	(10)	(51)
Total	(32)	(473)	(505)	(23)	(286)	(309)
Net impact on interest income	203	(172)	31	28	(43)	(15)
Due to change in number of days			(12)			(24)
Net Interest Income			19			(39)

NET FEE AND COMMISSION INCOME

($m)	1st Qtr 2009	1st Qtr 2008	% chg	4th Qtr 2008	% chg
Stockbroking	28	50	(44)	32	(13)
Investment banking	17	29	(41)	16	6
Trade and remittances	66	52	27	56	18
Loan related	96	90	7	50	92
Guarantees	15	11	36	11	36
Deposit related	20	19	5	21	(5)
Credit card	33	31	6	36	(8)
Fund management	5	14	(64)	5	-
Wealth management	16	40	(60)	17	(6)
Others	21	17	24	19	11
Total	317	353	(10)	263	21

Net fee and commission income rose 21% from the previous quarter to $317 million. This was due primarily to higher revenues from loan related activities as market opportunities were captured.

Capital market activities – comprising stockbroking, investment banking, wealth management product sales and fund management – remained subdued and were at previous quarter's level.

Compared to a year ago, fee income was 10% lower from a decline of revenues from capital market activities, partially offset by higher revenues from activities outside of capital markets.

OTHER NON-INTEREST INCOME

($m)	1st Qtr 2009	1st Qtr 2008	% chg	4th Qtr 2008	% chg
Net trading income/(loss)	204	(161)	NM	144	42
From trading businesses	259	(152)	NM	135	92
From other businesses	(55)	(9)	(>100)	9	NM
Net (loss)/income from financial instruments designated at fair value	(54)	85	NM	(169)	68
Net income on financial investments	106	211	(50)	104	2
Net gain on fixed assets [1/]	-	3	NM	-	-
Others (include rental income)	13	15	(13)	14	(7)
Total	269	153	76	93	>100

Notes:
1/ Exclude one-time items
NM Not Meaningful

Other non-interest income rose from $93 million in the previous quarter to $269 million, boosted by gains from trading activities.

Trading activities registered a gain of $150 million. The improvement was led by interest rate and foreign exchange activities supported by strong customer flows.

Net gain on investment securities of $106 million was similar to the previous quarter but lower compared to a year ago. This quarter's gains were largely from the sale of fixed-income securities.

EXPENSES

($m)	1st Qtr 2009	1st Qtr 2008	% chg	4th Qtr 2008	% chg
Staff [1/]	327	352	(7)	346	(5)
Occupancy	71	58	22	68	4
Computerisation	112	102	10	126	(11)
Revenue-related	33	34	(3)	35	(6)
Others	95	110	(14)	114	(17)
Total	638	656	(3)	689	(7)
Staff headcount at period-end	14,082	14,082	-	14,312	(2)
Included in the above table were:					
Depreciation of properties and other fixed assets	41	34	21	36	14
Director's fees	1	1	-	1	-
Audit fees payable	2	2	-	2	-

Note:
1/ Exclude one-time items

Expenses fell 7% from the previous quarter to $638 million. Expenses declined as ongoing efforts to improve productivity yielded cost savings, partially offset by continued investment for technology improvements and emerging markets.

Staff costs declined 5% as headcount fell 2% during the quarter due to a fall in the number of contract staff hired for seasonal activities. The reduction in staff costs was also due to the full quarter impact of an organisational streamlining in the previous quarter.

Non-staff costs were 9% lower compared to previous quarter and 2% higher compared to a year ago. Cost discipline will continue to be exercised and investments will be made where there are revenue opportunities.

ALLOWANCES FOR CREDIT AND OTHER LOSSES

($m)	1st Qtr 2009	1st Qtr 2008	% chg	4th Qtr 2008	% chg
General allowances (GP)	182	90	>100	46	>100
Specific allowances (SP) for loans	225	37	>100	224	-
Singapore	64	23	>100	67	(4)
Hong Kong	93	15	>100	111	(16)
Other countries	68	(1)	NM	46	48
Specific allowances (SP) for securities, properties and other assets [1/]	7	13	(46)	(1)	NM
Total	414	140	>100	269	54

Notes:
1/ Exclude one-time items
NM Not Meaningful

Specific allowances for loans amounted to $225 million, little changed from the previous quarter.

In Hong Kong, specific loan allowances fell from $111 million in the previous quarter to $93 million. There were higher charges for SME loans but the increase was more than offset by a sharp decline in charges for private banking loans. Charges for Hong Kong SME loans are expected to remain at elevated levels.

The increase in specific loan allowances in other countries was due to corporate loans in Rest of the World. Specific allowances for corporate and SME loans in Rest of Greater China declined from the previous quarter as the credit environment improved.

Specific allowances for Singapore loans were little changed from the previous quarter.

PERFORMANCE BY BUSINESS SEGMENTS

($m)	CBG	IBG	GFM	CTU	Central Ops	Total
Selected income items						
1st Qtr 2009 [1/]						
Net interest income	192	467	287	173	(43)	1,076
Non-interest income	113	286	101	130	(44)	586
Total income	305	753	388	303	(87)	1,662
Expenses	238	178	120	11	91	638
Allowances for credit and other losses	10	198	7	50	149	414
Share of profits of associates	-	-	1	-	19	20
Profit before tax	57	377	262	242	(308)	630
Income tax expense	9	88	59	36	(77)	115
Net profit	48	289	203	206	(290)	456
4th Qtr 2008 [1/]						
Net interest income	243	482	309	177	(96)	1,115
Non-interest income	125	200	(159)	98	92	356
Total income	368	682	150	275	(4)	1,471
Expenses	258	164	65	(3)	205	689
Allowances for credit and other losses	12	145	14	4	94	269
Share of profits of associates	-	-	-	-	10	10
Profit before tax	98	373	71	274	(293)	523
Income tax expense	17	76	43	38	(97)	77
Net profit	81	297	28	236	(259)	383
1st Qtr 2008						
Net interest income	326	396	325	130	(120)	1,057
Non-interest income	160	278	(20)	40	48	506
Total income	486	674	305	170	(72)	1,563
Expenses	255	192	132	13	64	656
Allowances for credit and other losses	5	91	23	13	8	140
Share of profits of associates	-	-	2	-	21	23
Profit before tax	226	391	152	144	(123)	790
Income tax expense	38	76	49	20	(32)	151
Net profit	188	315	103	124	(127)	603
Selected balance sheet and other items [2/]						
31 Mar 2009						
Total assets before goodwill	37,407	100,493	91,310	32,350	5,845	267,405
Goodwill on consolidation						5,847
Total assets						273,252
Total liabilities	101,680	63,392	49,734	2,898	27,219	244,923
Capital expenditure for 1st Qtr 2009	4	5	3	-	37	49
Depreciation for 1st Qtr 2009	11	4	3	-	23	41
Goodwill charge for 1st Qtr 2009						-

($m)	CBG	IBG	GFM	CTU	Central Ops	Total
31 Dec 2008						
Total assets before goodwill	36,004	96,586	86,760	26,344	5,177	250,871
Goodwill on consolidation						5,847
Total assets						256,718
Total liabilities	95,537	60,390	48,930	1,496	26,362	232,715
Capital expenditure for 4th Qtr 2008	32	7	3	-	12	54
Depreciation for 4th Qtr 2008	6	3	2	-	25	36
Goodwill charge for 4th Qtr 2008						-
31 Mar 2008						
Total assets before goodwill	32,874	87,995	91,445	28,734	4,564	245,612
Goodwill on consolidation						5,841
Total assets						251,453
Total liabilities	85,003	56,564	58,315	1,837	26,277	227,996
Capital expenditure for 1st Qtr 2008	5	3	1	-	5	14
Depreciation for 1st Qtr 2008	7	2	3	-	22	34
Goodwill charge for 1st Qtr 2008						-

Notes:
1/ Expenses, allowances for credit and other losses and profits exclude one-time items
2/ Refer to sections on Customer Loans and Non-Performing Assets and Loss Allowance Coverage for more information on business segments

The business segment results are prepared based on the Group's internal management reporting which reflects the organisation management reporting structure. As the activities of the Group are highly integrated, internal allocation has been made in preparing the segment information. Amounts for each business segment are shown after the allocation of certain centralised costs, funding income and the application of transfer pricing, where appropriate. Transactions between segments are recorded within the segment as if they are third party transactions and are eliminated on consolidation.

The various business segments are described below:

Consumer Banking (CBG)
CBG provides individual customers with a diverse range of banking and related financial services. The products and services available to customers include current and savings accounts, fixed deposits, loans and home finance, cards, payments and investment products.

CBG's net interest income fell 21% from the previous quarter and 41% from a year ago as short-term interbank rates in Singapore declined to recent lows. Interbank rates also fell in Hong Kong and in other parts of Asia where CBG has operations in. Non-interest income was lower than both comparative periods due mainly to lower wealth management product sales in Singapore and Hong Kong. Expenses fell 8% from the previous quarter and 7% from a year ago due to productivity gains in core markets, partially offset by investments in Indonesia, China and Taiwan. Allowances were little changed from the previous quarter as the credit quality of consumer loans remained healthy. Allowances were higher compared to a year ago due to a mixture of higher allowances and lower recoveries.

Institutional Banking (IBG)
IBG provides financial services and products to large corporate, institutional clients and small and medium-sized businesses. The products and services available to customers include corporate finance and advisory banking services for mergers and acquisitions, capital raising through debt and equity markets, capital restructuring, syndicated finance, securities and fiduciary services, cash management and trade services, private equity and credit facilities, deposit and treasury products.

IBG's net interest income was higher than a year ago from higher loan volumes and interest spreads but declined from the previous quarter as lower interbank rates lowered loan yields. Non-interest income compared positively against previous quarter from higher income from fee-based activities and sales of treasury products. In line with increased customer volumes, operating expenses were higher than the previous quarter. Total allowances were higher than the previous quarter due to higher charges for the SME portfolio in Hong Kong and for the corporate portfolio in Rest of the World.

Global Financial Markets (GFM)
GFM provides treasury services to corporations, institutional and private investors, financial institutions and other market participants. It is primarily involved in market making, structuring, equity and debt sales and trading across a broad range of financial products including foreign exchange, interest rate/credit/equity and other structured derivatives. Income from these financial products and services offered to the customer of other business segments, such as Consumer Banking and Institutional Banking, is reflected in the respective segments. GFM also provides equity services through DBS Vickers Securities (DBSV). DBSV offers a wide range of services to retail and corporate customers including research, sales and trading, share placement, nominees and

securities custodian services and distribution of primary and secondary issues.

GFM's net interest income declined while non-interest income recovered from losses in both comparative periods. Interest rate and foreign exchange activities continued to record gains in the first quarter. Expenses were higher compared to the previous quarter as staff costs increased in line with higher revenues.

Central Treasury Unit (CTU)
CTU is responsible for the management of the Group's asset and liability interest rate positions and investment of the Group's excess liquidity and shareholders' funds.

Central Operations
Central Operations encompasses a range of activities from corporate decisions and income and expenses not attributed to other business segments. Asset management and private banking activities are included in this segment.

PERFORMANCE BY GEOGRAPHY

($m)	S'pore	Hong Kong	Rest of Greater China	South and South-east Asia	Rest of world	Total
Selected income items						
1st Qtr 2009 1/						
Net interest income	655	224	80	73	44	1,076
Non-interest income	304	127	37	82	36	586
Total income	959	351	117	155	80	1,662
Expenses	375	150	60	41	12	638
Allowances for credit and other losses	226	88	12	34	54	414
Share of profits of associates	3	-	3	14	-	20
Profit before tax	361	113	48	94	14	630
Income tax expense	43	19	9	31	13	115
Net profit	259	94	39	63	1	456
4th Qtr 2008 1/						
Net interest income	743	221	71	44	36	1,115
Non-interest income	93	114	55	59	35	356
Total income	836	335	126	103	71	1,471
Expenses	368	205	65	34	17	689
Allowances for credit and other losses	101	112	40	13	3	269
Share of profits of associates	6	-	-	4	-	10
Profit before tax	373	18	21	60	51	523
Income tax expense	28	2	(2)	24	25	77
Net profit	282	16	23	36	26	383
1st Qtr 2008						
Net interest income	721	225	41	41	29	1,057
Non-interest income	247	177	36	40	6	506
Total income	968	402	77	81	35	1,563
Expenses	401	173	34	34	14	656
Allowances for credit and other losses	97	19	12	7	5	140
Share of profits of associates	3	-	2	18	-	23
Profit before tax	473	210	33	58	16	790
Income tax expense	90	30	8	14	9	151
Net profit	347	180	25	44	7	603
Selected balance sheet items 2/						
31 Mar 2009						
Total assets before goodwill	180,978	46,173	14,438	12,898	12,918	267,405
Goodwill on consolidation	198	5,649	-	-	-	5,847
Total assets	181,176	51,822	14,438	12,898	12,918	273,252
Non-current assets 3/	1,580	611	25	67	2	2,285

($m)	S'pore	Hong Kong	Rest of Greater China	South and South-east Asia	Rest of world	Total
31 Dec 2008						
Total assets before goodwill	170,132	44,119	16,563	9,889	10,168	250,871
Goodwill on consolidation	198	5,649	-	-	-	5,847
Total assets	170,330	49,768	16,563	9,889	10,168	256,718
Non-current assets 3/	1,575	570	23	38	2	2,208
31 Mar 2008						
Total assets before goodwill	165,837	47,670	11,667	8,817	11,621	245,612
Goodwill on consolidation	192	5,649	-	-	-	5,841
Total assets	166,029	53,319	11,667	8,817	11,621	251,453
Non-current assets 3/	1,546	555	12	29	4	2,146

Notes:
1/ Expenses, allowances for credit and other losses and profits exclude one-time items
2/ Refer to sections on Customer Loans and Non-Performing Assets and Loss Allowance Coverage for more information on business segments
3/ Includes investment in associates, properties and other fixed assets, and investment properties

The performance by geography is classified based on the location in which income and assets are recorded.

Singapore

Net profit fell to $259 million from $282 million in the previous quarter and $347 million a year ago. The results reflected weaker economic conditions as net interest income was affected by lower market interest rates and higher general allowances were taken.

Net interest income fell 12% from the previous quarter as lower market interest rates reduced yields on corporate loans, interbank assets and securities without effecting a similar decline in deposit costs. An improvement in loan credit spreads was not sufficient to compensate fully.

Non-interest income was significantly better than the previous quarter due mainly to strong trading gains in foreign exchange and interest rate activities. Fee income also improved as higher investment banking and loan syndication revenues were partially offset by lower trade and remittances and credit card transactions.

Expenses were stable from the previous quarter as lower non-staff costs were offset by higher bonus accruals in line with the stronger revenues.

The increase in allowances from the previous quarter was due mainly to the increase in general allowances. Specific allowances were little changed.

Hong Kong

The first quarter's results incorporate a depreciation of the Singapore dollar against the Hong Kong dollar of 3% from the previous quarter and 10% from a year ago. The results occurred against the backdrop of a softer economy.

Net profit rose to $94 million from $16 million in the previous quarter but was half the $180 million a year ago. Compared to the previous quarter, revenues rose 5% from higher treasury contributions while expenses and provisions declined 27% and 21% respectively.

Net interest income was slightly higher than the previous quarter as interest margins improved 9 basis points to 1.91% with a widening of prime-Hibor spreads and better loan pricing being partially offset by lower yields on Hibor-linked assets, including surplus funds.

Non-interest income rose 11% from the previous quarter from stronger corporate customer flows for foreign exchange hedging products and from higher trading gains. Fee income fell moderately from lower stockbroking commissions in line with market turnover and from lower trade and remittance revenues. Their impact was partially offset by higher loan syndication fees. Fee income from investment banking and wealth management continued to be weak.

Expenses fell 27% from the previous quarter due to tighter spending on controllable expenditure, including advertising and travel.

Allowances were 21% lower than the previous quarter due to sharply lower charges for private banking loans. Specific allowances for SMEs were higher and accounted for a majority of the allowance charges in the first quarter.

CUSTOMER LOANS [1]

($m)	31 Mar 2009	31 Dec 2008	31 Mar 2008
Gross	132,784	128,365	115,660
Less:			
Specific allowances	1,051	868	437
General allowances	1,176	1,016	996
Net total	130,557	126,481	114,227
By business unit			
Consumer Banking	35,237	34,758	31,116
Institutional Banking	91,184	87,415	77,915
Others	6,363	6,192	6,629
Total (Gross)	132,784	128,365	115,660
By geography			
Singapore	74,981	74,377	67,294
Hong Kong	32,814	32,085	29,423
Rest of Greater China	9,439	9,683	6,916
South and South-east Asia	7,920	5,557	5,198
Rest of the world	7,630	6,663	6,829
Total (Gross)	132,784	128,365	115,660
By industry			
Manufacturing	16,946	15,958	15,457
Building and construction	18,786	17,931	14,403
Housing loans	29,882	29,375	26,581
General commerce	12,426	13,075	11,057
Transportation, storage & communications	13,073	12,457	11,511
Financial institutions, investment & holding companies	16,988	14,490	14,236
Professionals & private individuals (except housing loans)	10,346	10,478	10,022
Others	14,337	14,601	12,393
Total (Gross)	132,784	128,365	115,660
By currency and fixed/variable pricing			
Singapore dollar	56,469	53,527	45,902
Fixed rates	17,628	15,795	11,769
Floating or adjustable rates	38,841	37,732	34,133
Hong Kong dollar	30,272	29,347	26,344
Fixed rates	680	664	608
Floating or adjustable rates	29,592	28,683	25,736
US dollar	29,194	28,123	27,406
Fixed rates	1,686	1,736	1,992
Floating or adjustable rates	27,508	26,387	25,414
Others	16,849	17,368	16,008
Fixed rates	2,436	2,695	2,711
Floating or adjustable rates	14,413	14,673	13,297
Total (Gross)	132,784	128,365	115,660

Note:
1/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet

Gross customer loans rose 3% from the previous quarter. Excluding currency translation effects, the growth was due largely to Singapore-dollar corporate borrowing for infrastructure projects. DBS increased its market share of Singapore-dollar loans from 20% in the previous quarter to 21%.

Loans in Hong Kong fell 3% in local currency terms during the quarter, led by a decline in trade finance loans. DBS maintained its market share at 5% of industry loans.

NON-PERFORMING ASSETS AND LOSS ALLOWANCE COVERAGE [1/]

By business unit	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
31 Mar 2009						
Consumer Banking	326	81	351	0.9	133	289
Institutional Banking	2,028	830	904	2.2	86	144
Others	367	204	(79)	5.8	34	48
Total non-performing loans (NPL)	2,721	1,115	1,176	2.0	84	142
Debt securities	293	251	338	-	201	216
Contingent liabilities & others	219	54	213	-	122	202
Total non-performing assets (NPA)	3,233	1,420	1,727	-	97	156
31 Dec 2008						
Consumer Banking	290	76	347	0.8	146	311
Institutional Banking	1,467	684	867	1.7	106	169
Others	201	160	(198)	3.3	(19)	(23)
Total non-performing loans (NPL)	1,958	920	1,016	1.5	99	159
Debt securities	277	236	288	-	189	193
Contingent liabilities & others	157	52	220	-	173	421
Total non-performing assets (NPA)	2,392	1,208	1,524	-	114	176
31 Mar 2008						
Consumer Banking	229	62	311	0.7	163	379
Institutional Banking	897	378	775	1.2	129	235
Others	62	53	(32)	0.9	34	41
Total non-performing loans (NPL)	1,188	493	1,054	1.0	130	242
Debt securities	167	160	182	-	205	212
Contingent liabilities	109	7	130	-	125	344
Total non-performing assets (NPA)	1,464	660	1,366	-	138	241

Note:
1/ Allowances for credit and other losses exclude one-time items

By geography	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
31 Mar 2009						
Singapore	747	316	359	1.3	90	160
Hong Kong	860	381	324	2.6	82	152
Rest of Greater China	494	249	115	4.7	74	122
South and South-east Asia	184	72	183	1.7	139	181
Rest of the World	436	97	195	2.3	67	101
Total non-performing loans	2,721	1,115	1,176	2.0	84	142
Debt securities	293	251	338	-	201	216
Contingent liabilities & others	219	54	213	-	122	202
Total non-performing assets	3,233	1,420	1,727	-	97	156
31 Dec 2008						
Singapore	678	271	316	1.0	87	151
Hong Kong	587	313	343	1.7	112	176
Rest of Greater China	457	241	117	4.3	78	128
South and South-east Asia	133	59	159	1.2	164	171
Rest of the World	103	36	81	1.3	114	252
Total non-performing loans	1,958	920	1,016	1.5	99	159
Debt securities	277	236	288	-	189	193
Contingent liabilities & others	157	52	220	-	173	421
Total non-performing assets	2,392	1,208	1,524	-	114	176
31 Mar 2008						
Singapore	494	227	425	0.8	132	255
Hong Kong	419	186	284	1.5	112	202
Rest of Greater China	76	28	94	0.9	159	438
South and South-east Asia	65	42	137	0.8	275	339
Rest of the World	134	10	114	1.2	93	173
Total non-performing loans	1,188	493	1,054	1.0	130	242
Debt securities	167	160	182	-	205	212
Contingent liabilities & others	109	7	130	-	125	344
Total non-performing assets	1,464	660	1,366	-	138	241

By industry ($m)	31 Mar 2009 NPA	31 Mar 2009 SP	31 Dec 2008 NPA	31 Dec 2008 SP	31 Mar 2008 NPA	31 Mar 2008 SP
Manufacturing	824	381	720	351	328	156
Building and construction	258	44	96	30	73	18
Housing loans	214	42	193	43	145	32
General commerce	472	226	381	187	273	138
Transportation, storage & communications	29	7	24	6	8	4
Financial institutions, investment & holding companies	433	141	145	66	114	9
Professionals & private individuals (except housing loans)	299	151	223	129	127	56
Others	192	123	176	108	120	80
Total non-performing loans	2,721	1,115	1,958	920	1,188	493
Debt securities	293	251	277	236	167	160
Contingent liabilities & others	219	54	157	52	109	7
Total non-performing assets	3,233	1,420	2,392	1,208	1,464	660

By loan classification ($m)	31 Mar 2009 NPA	31 Mar 2009 SP	31 Dec 2008 NPA	31 Dec 2008 SP	31 Mar 2008 NPA	31 Mar 2008 SP
Non-performing assets						
Substandard	1,931	219	1,328	213	846	63
Doubtful	950	849	800	730	373	351
Loss	352	352	264	265	245	246
Total	3,233	1,420	2,392	1,208	1,464	660
Restructured assets						
Substandard	282	61	213	46	171	22
Doubtful	61	51	57	49	30	27
Loss	44	44	49	46	37	37
Total	387	156	319	141	238	86

By collateral type ($m)	31 Mar 2009 NPA	31 Dec 2008 NPA	31 Mar 2008 NPA
Unsecured non-performing assets	2,018	1,554	842
Secured non-performing assets by collateral type			
Properties	817	556	385
Shares and debentures	121	43	19
Fixed deposits	18	16	9
Others	259	223	209
Total	3,233	2,392	1,464

By period overdue

($m)	31 Mar 2009 NPA	31 Dec 2008 NPA	31 Mar 2008 NPA
Not overdue	1,107	857	559
<90 days overdue	589	463	284
91-180 days overdue	495	326	108
>180 days overdue	1,042	746	513
Total	3,233	2,392	1,464

Non-performing loans rose 39% from the previous quarter to $2.72 billion or 2.0% of the loan portfolio, with SME loans in Hong Kong and corporate loans in Rest of the World accounting for the majority of the increase. Including debt securities and contingent liabilities, non-performing assets amounted to $3.23 billion, of which 34% were still current in principal and interest and were classified for prudent reasons.

Allowance coverage for non-performing assets decreased to 97% from 114% in the previous quarter. If collateral was considered, the coverage was 156%.

FUNDING SOURCES

($m)	31 Mar 2009	31 Dec 2008	31 Mar 2008
Customer deposits [1/]	179,818	169,858	157,379
Interbank liabilities [2/]	12,327	9,571	21,376
Other borrowings and liabilities [2/]	57,065	57,470	51,848
Shareholders' funds	24,042	19,819	20,850
Total	273,252	256,718	251,453

Notes:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
2/ Includes liabilities classified as financial liabilities at fair value through profit or loss on the balance sheet

CUSTOMER DEPOSITS [1/]

($m)	31 Mar 2009	31 Dec 2008	31 Mar 2008
By currency and product			
Singapore dollar	98,356	93,957	88,440
Fixed deposits	19,692	20,645	27,523
Savings accounts	65,803	62,068	49,772
Current accounts	12,198	10,359	10,512
Others	663	885	633
Hong Kong dollar	25,147	23,536	22,706
Fixed deposits	15,579	15,721	15,402
Savings accounts	6,537	5,030	4,618
Current accounts	2,702	2,211	1,904
Others	329	574	782
US dollar	30,615	28,247	27,489
Fixed deposits	19,926	19,365	18,688
Savings accounts	2,607	2,040	1,791
Current accounts	7,309	5,982	4,772
Others	773	860	2,238
Others	25,700	24,118	18,744
Fixed deposits	20,693	20,043	13,653
Savings accounts	1,441	1,231	683
Current accounts	2,295	2,178	2,164
Others	1,271	666	2,244
Total	179,818	169,858	157,379
Fixed deposits	75,890	75,774	75,266
Savings accounts	76,388	70,369	56,864
Current accounts	24,504	20,730	19,352
Others	3,036	2,985	5,897

Note:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet

Customer deposits rose 6% from the previous quarter to $179.8 billion. Excluding exchange translation effects, the increase was largely due to Singapore-dollar savings and current account deposits.

Hong Kong-dollar deposits rose 1% in local currency terms during the quarter, also due to savings and current accounts.

The Group's deposit mix improved further during the quarter, with savings and current accounts generally rising across currencies.

OTHER BORROWINGS & LIABILITIES

($m)	31 Mar 2009	31 Dec 2008	31 Mar 2008
Subordinated term debts[1/]	9,539	9,085	8,704
Other debt securities in issue			
Due within 1 year	310	263	974
Due after 1 year	502	375	366
Comprising:			
Secured [2/]	419	333	425
Unsecured	393	305	915
Others	46,714	47,747	41,804
Total	57,065	57,470	51,848

Notes:
1/ All subordinated term debts issued are unsecured and due after 1 year
2/ These are mainly secured by properties and securities

VALUE AT RISK AND TRADING INCOME

The Group uses a Value at Risk (VaR) measure as one mechanism for monitoring and controlling trading risk. The VaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low VaR for the trading risk exposure of the Group for the period from 1 April 2008 to 31 March 2009. The Group's trading book VaR methodology is based on Historical Simulation VaR.

		1 April 2008 to 31 March 2009		
($m)	As at 31 March 2009	Average	High	Low
Total	26	34	60	21

The charts below provide the range of VaR and the daily distribution of trading income in the trading portfolio for the period from 1 April 2008 to 31 March 2009.


DBSH Group VaR for Trading Book
No. of Days
25
20
15
10
5
0
>20-21 >21-22 >22-23 >23-24 >24-25 >25-26 >26-27 >27-28 >28-29 >29-30 >30-31 >31-32 >32-33 >33-34 >34-35 >35-36 >36-37 >37-38 >38-39 >39-40 >40-41 >41-42 >42-43 >43-44 >44-45 >45-46 >46-47 >47-48 >48-49 >49-50 >50-51 >51-52 >52-53 >53-54 >54-55 >55-56 >56-57 >57-58 >58-59 >59-60
VaR (S$ million)


Daily Distribution of Group Trading Income
(1 Apr 2008 to 31 Mar 2009)
No. of days
25
20
15
10
5
0
Trading income (S$ million)

CAPITAL ADEQUACY

($m)	31 Mar 2009	31 Dec 2008	31 Mar 2008
Tier 1			
Share capital	8,423	4,215	4,178
Disclosed reserves and others	20,429	20,180	18,289
Less: Tier 1 Deductions	(6,034)	(6,022)	(5,999)
Eligible Tier 1	22,818	18,373	16,468
Tier 2			
Loan allowances admitted as Tier 2	734	656	583
Subordinated debts	6,901	6,571	6,890
Revaluation surplus from equity securities	16	27	100
Less: Tier 2 Deductions	(112)	(106)	(114)
Total eligible capital	30,357	25,521	23,927
Risk-weighted assets	181,875	182,685	178,678

Capital adequacy ratio (%)			
Tier 1 ratio	12.5	10.1	9.2
Tier 2 ratio	4.2	3.9	4.2
Total (Tier 1 & 2) ratio	16.7	14.0	13.4

The Group's capital adequacy ratio rose from 14.0% (Tier 1 at 10.1%) in the previous quarter to 16.7% (Tier 1 at 12.5%) due primarily to the rights issue in January 2009.

UNREALISED VALUATION SURPLUS/(LOSSES)

($m)	31 Mar 2009	31 Dec 2008	31 Mar 2008
Properties	513	532	677
Financial investments	(321)	(246)	(29)
Total	192	286	648

The amount of unrealised valuation surplus decreased from $286 million in the previous quarter to $192 million as the surplus on property investments declined and losses on financial investments rose.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Unaudited Consolidated Income Statement

In $ millions	1st Qtr 2009	1st Qtr 2008	+/(-) %	4th Qtr 2008	+/(-) %
Income					
Interest income	1,655	2,147	(23)	2,016	(18)
Interest expense	579	1,090	(47)	901	(36)
Net interest income	1,076	1,057	2	1,115	(3)
Net fee and commission income	317	353	(10)	263	21
Net trading income/(loss)	204	(161)	NM	144	42
Net (loss)/income from financial instruments designated at fair value	(54)	85	NM	(169)	68
Net income from financial investments	106	211	(50)	104	2
Other income	13	18	(28)	18	(28)
Total income	1,662	1,563	6	1,475	13
Expenses					
Employee benefits	327	352	(7)	391	(16)
Depreciation of properties and other fixed assets	41	34	21	36	14
Other expenses	270	270	-	307	(12)
Allowances for credit and other losses	437	140	>100	316	38
Total expenses	1,075	796	35	1,050	2
Profit	587	767	(23)	425	38
Share of profits of associates	20	23	(13)	10	100
Profit before tax	607	790	(23)	435	40
Income tax expense	115	151	(24)	77	49
Net profit	492	639	(23)	358	37
Attributable to:					
Shareholders	433	603	(28)	295	47
Minority interests	59	36	64	63	(6)
	492	639	(23)	358	37

Unaudited Consolidated Statement of Comprehensive Income

In $ millions	1st Qtr 2009	1st Qtr 2008	+/(-) %	4th Qtr 2008	+/(-) %
Net profit	492	639	(23)	358	37
Other comprehensive income:					
Foreign currency translation differences for foreign operations	135	(79)	NM	(47)	NM
Share of other comprehensive income of associates	6	(19)	NM	(16)	NM
Available-for-sale financial assets					
Net valuation taken to equity	(392)	(97)	(>100)	(225)	(74)
Transferred to income statement due to impairment	-	-	-	5	NM
Transferred to income statement on sale	(112)	(193)	42	(95)	(18)
Tax on items taken directly to or transferred from equity	46	74	(38)	83	(45)
Other comprehensive income, net of tax	(317)	(314)	(1)	(295)	(7)
Total comprehensive income	175	325	(46)	63	>100
Attributable to:					
Shareholders	27	353	(92)	(10)	NM
Minority interests	148	(28)	NM	73	>100
	175	325	(46)	63	>100

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Unaudited Balance Sheets

In $ millions	GROUP 31 Mar 2009	GROUP 31 Dec 2008 1/	GROUP 31 Mar 2008	COMPANY 31 Mar 2009	COMPANY 31 Dec 2008 1/	COMPANY 31 Mar 2008
ASSETS						
Cash and balances with central banks	**18,292**	15,790	13,274			
Singapore Government securities and treasury bills	**14,312**	14,797	17,604			
Due from banks	**28,331**	20,467	26,874			
Financial assets at fair value though profit or loss 2/	**10,890**	9,401	17,675			
Positive replacement values for financial derivatives	**30,153**	32,328	23,053			
Loans and advances to customers	**129,936**	125,841	113,624			
Financial investments	**25,025**	22,782	21,264			
Securities pledged	**1,181**	997	2,345			
Subsidiaries	**-**	-	-	**10,959**	6,745	6,758
Investments in associates	**640**	604	656			
Goodwill on consolidation	**5,847**	5,847	5,841			
Properties and other fixed assets	**1,364**	1,311	1,205			
Investment properties	**281**	293	285			
Deferred tax assets	**219**	171	21			
Other assets	**6,781**	6,089	7,732	**99**	154	-
TOTAL ASSETS	**273,252**	256,718	251,453	**11,058**	6,899	6,758
LIABILITIES						
Due to banks	**11,839**	9,021	20,590			
Due to non-bank customers	**174,914**	163,359	150,558			
Financial liabilities at fair value through profit or loss 3/	**9,492**	11,282	15,062			
Negative replacement values for financial derivatives	**29,406**	31,918	22,534			
Bills payable	**870**	714	499			
Current tax liabilities	**822**	779	925			
Deferred tax liabilities	**46**	45	97			
Other liabilities	**7,183**	5,874	7,687	**3**	5	4
Other debt securities in issue	**812**	638	1,340			
Subordinated term debts	**9,539**	9,085	8,704			
TOTAL LIABILITIES	**244,923**	232,715	227,996	**3**	5	4
NET ASSETS	**28,329**	24,003	23,457	**11,055**	6,894	6,754
EQUITY						
Share capital	**8,423**	4,215	4,178	**8,423**	4,215	4,178
Treasury shares	**(120)**	(154)	(105)	**-**	-	(30)
Other reserves	**5,870**	6,322	7,435	**43**	89	37
Revenue reserves	**9,869**	9,436	9,342	**2,589**	2,590	2,569
SHAREHOLDERS' FUNDS	**24,042**	19,819	20,850	**11,055**	6,894	6,754
Minority interests	**4,287**	4,184	2,607			
TOTAL EQUITY	**28,329**	24,003	23,457	**11,055**	6,894	6,754
OFF BALANCE SHEET ITEMS						
Contingent liabilities and commitments	**99,438**	92,656	101,793			
Financial derivatives	**1,697,178**	1,704,717	1,937,019			
OTHER INFORMATION						
Net asset value per ordinary share ($)						
(i) Based on existing ordinary share capital				4.74	4.48	4.39
(ii) Assuming conversion of outstanding preference shares to ordinary shares				4.64	4.34	4.26

Notes:
1/ Audited
2/ Includes customer loans, interbank assets, other government securities and treasury bills, corporate debt securities and equity securities
3/ Includes customer deposits, interbank liabilities, other debt securities in issue and other financial liabilities

Unaudited Consolidated Statement of Changes in Equity

GROUP

In $ millions	Ordinary shares	Convertible preference shares	Treasury shares	Other reserves	Revenue reserves	Total	Minority interests	Total equity
Balance at 1 January 2009	4,149	66	(154)	6,322	9,436	19,819	4,184	24,003
Cost of share-based payments				9		9		9
Draw-down of reserves upon vesting of performance shares			55	(55)		-		-
Purchase of Treasury shares			(21)			(21)		(21)
Issue of shares	4,029	181				4,210		4,210
Share issues expenses	(2)					(2)		(2)
Dividends paid to minority interests							(45)	(45)
Total comprehensive income				(406)	433	27	148	175
Balance at 31 March 2009	8,176	247	(120)	5,870	9,869	24,042	4,287	28,329
Balance at 1 January 2008	4,098	66	(102)	7,680	8,739	20,481	2,677	23,158
Exercise of share options	14					14		14
Cost of share-based payments				5		5		5
Share buyback during the period			(3)			(3)		(3)
Dividends paid to minority interests							(41)	(41)
Change in minority interests							(1)	(1)
Total comprehensive income				(250)	603	353	(28)	325
Balance at 31 March 2008	4,112	66	(105)	7,435	9,342	20,850	2,607	23,457

Unaudited Statement of Changes in Equity

COMPANY

In $ millions	Ordinary shares	Convertible preference shares	Treasury shares	Other reserves	Revenue reserves	Total equity
Balance at 1 January 2009	4,149	66	-	89	2,590	6,894
Cost of share-based payments				9		9
Draw-down of reserves upon vesting of performance shares				(55)		(55)
Issue of shares	4,029	181				4,210
Share issues expenses	(2)					(2)
Total comprehensive income					(1)	(1)
Balance at 31 March 2009	8,176	247	-	43	2,589	11,055
Balance at 1 January 2008	4,098	66	(27)	37	2,567	6,741
Exercise of share options	14					14
Share buyback during the period			(3)			(3)
Total comprehensive income					2	2
Balance at 31 March 2008	4,112	66	(30)	37	2,569	6,754

Unaudited Consolidated Cash Flow Statement

In $ millions	1st Qtr 2009	1st Qtr 2008 [1/]
Cash flows from operating activities		
Net profit for the year	**492**	639
Adjustments for non-cash items:		
Allowances for credit and other losses	**437**	140
Depreciation of properties and other fixed assets	**41**	34
Share of profits of associates	**(20)**	(23)
Net gain on disposal of properties and other fixed assets	**-**	(3)
Net gain on disposal of financial investments	**(106)**	(211)
Income tax expense	**115**	151
Profit before changes in operating assets & liabilities	**959**	727
Increase/(Decrease) in:		
Due to banks	**2,818**	5,126
Due to non-bank customers	**11,555**	5,190
Financial liabilities at fair value through profit or loss	**(1,790)**	(3,180)
Other liabilities including bills payable	**(554)**	10,223
Debt securities and borrowings	**131**	242
(Increase)/Decrease in:		
Change in restricted balances with central banks	**(447)**	(379)
Singapore Government securities and treasury bills	**485**	(2,171)
Due from banks	**(7,864)**	(3,568)
Financial assets at fair value through profit or loss	**(1,489)**	1,868
Loans and advances to customers	**(4,460)**	(7,424)
Financial investments	**(2,215)**	(2,155)
Other assets	**837**	(10,042)
Tax paid	**(73)**	(105)
Net cash used in operating activities (1)	**(2,107)**	(5,648)
Cash flows from investing activities		
Dividends from associates	**19**	35
Purchase of properties and other fixed assets	**(49)**	(14)
Proceeds from disposal of properties and other fixed assets	**4**	2
Net cash (used in)/generated from investing activities (2)	**(26)**	23
Cash flows from financing activities		
Increase in share capital and share premium	**4,208**	14
Purchase of treasury shares	**(21)**	-
Dividends paid to minority interests	**(45)**	(41)
Net cash provided by/(used in) financing activities (3)	**4,142**	(27)
Exchange translation adjustments (4)	**46**	(17)
Net change in cash and cash equivalents (1)+(2)+(3)+(4)	**2,055**	(5,669)
Cash and cash equivalents at 1 January	**12,678**	15,953
Cash and cash equivalents at 31 March	**14,733**	10,284

Note:
1/ Figures have been restated to make them consistent with current period's presentation

Additional Information

ISSUANCE OF ORDINARY SHARES

(a) The movement in the number of issued and fully paid-up ordinary shares for the first quarter ended 31 March 2009 is as follows:

At 1 January 2009	1,520,960,458
Issue of rights shares	760,480,229
At 31 March 2009	2,281,440,687

Weighted average number of shares for first quarter 2009	
- ordinary shares	2,036,397,058
- fully diluted	2,136,290,773

The fully diluted shares took into account the effect of a full conversion of non-voting convertible preference shares (CPS) and non-voting redeemable CPS, and the exercise of all outstanding share options granted to employees when such shares would be issued to a price lower than the average share price during the period.

On 30 January 2009, the Group issued 760,480,229 rights shares on the basis of one rights share for every two ordinary shares held on 31 December 2008.

(b) New ordinary shares that would have been issued on conversion of preference shares and exercise of share option are as follows:

(Number)	31 Mar 2009	31 Dec 2008	31 Mar 2008
Conversion of non-voting CPS	180,654	120,436	120,436
Conversion of non-voting redeemable CPS	99,713,061	66,475,374	66,475,374
Exercise of share options	16,844,741	14,373,192	16,674,753

(c) The movement in the number of treasury shares for the first quarter ended 31 March 2009 is as follows:

At 1 January 2009	8,112,401
Purchase of treasury shares	3,871,658
Vesting of performance shares	(3,783,349)
At 31 March 2009	8,200,710

ADOPTION OF NEW OR REVISED FRS AND INT FRS

FRS 1: Presentation of Financial Statements
The amended FRS 1 separates owner and non-owner changes in equity and introduces the statement of comprehensive income. The statement of comprehensive income presents all items of income and expense recognised in profit or loss, together with all other items of unrecognised income and expense, such as available-for-sale revaluation reserves, capital reserves, etc. The adoption of the revised FRS 1 creates additional disclosure requirements for the Group's financial statements.

FRS 27: Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
The standard removes the requirement to differentiate pre-acquisition from post-acquisition dividends. Dividends received will be treated as revenue. The changes introduced are to be applied prospectively and will affect how dividends received in the future are accounted for.

FRS 107: Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments
The amendments to FRS 107 are intended to enhance disclosures on fair value measurement and liquidity risk. The adoption of the revised FRS 107 creates additional disclosure requirements for the Group's financial statements.

FRS 108: Operating Segments
FRS 108 replaces a current accounting standard, FRS 14 – Segment Reporting. FRS 108 introduces the management approach to segment reporting and a single set of operating segments will replace the primary and secondary segments. Information reviewed by the chief operating decision-maker will determine the segments, the measure of segment performance and disclosures. The adoption of FRS 108 creates additional disclosure requirements for the Group's financial statements.

There is no expected material impact on the Group's financial statements from the adoption of all the other new or revised FRS and INT FRS highlighted on page 2.

DISCLOSURE ON CERTAIN FINANCIAL INSTRUMENTS

At the request of the G7 Finance Ministers and Central Bank Governors, the Financial Stability Forum issued a report in April 2008 on enhancing market and institutional resilience. Among its recommendations, it encouraged enhanced disclosure of certain financial instruments. The following disclosures are made in keeping with these developments.

COLLATERALISED DEBT/LOAN OBLIGATIONS (CDO)

Type of CDO	31 Mar 2009		31 Dec 2008		31 Mar 2008	
($m)	Exposure	Allowance	Exposure	Allowance	Exposure	Allowance
Investment Portfolio	**1,012**	**520**	**1,056**	**459**	**1,134**	**282**
ABS CDO	276	257	264	246	259	232
Non-ABS CDO	736	263	792	213	875	50
CLO	*706*	*243*	*691*	*193*	*709*	*30*
Other CDOs	*30*	*20*	*101*	*20*	*166*	*20*
Trading Book	**218**	**-**	**206**	**-**	**303**	**-**
Total	1,230	520	1,262	459	1,437	282

Moody's Ratings

Type of CDO	Aaa	Aa	A	Baa	Ba to B	Caa to Ca	Not Rated by Moody's (rated by the other)	Total
Investment Portfolio								
ABS CDO	-	-	-	-	2%	19%	6%	27%
Non-ABS CDO	5%	25%	11%	14%	17%	1%	-	73%
CLO	*5%*	*25%*	*11%*	*12%*	*17%*	-	-	*70%*
Other CDOs	-	-	-	*2%*	-	*1%*	-	*3%*
Total	5%	25%	11%	14%	19%	20%	6%	100%

Standard & Poor's Ratings

Type of CDO	AAA	AA	A	BBB	BB to B	CC	Not Rated by S&P (rated by the other)	Total
Investment Portfolio								
ABS CDO	-	3%	3%	-	4%	15%	2%	27%
Non-ABS CDO	12%	14%	33%	-	-	-	14%	73%
CLO	*12%*	*14%*	*33%*	-	-	-	*11%*	*70%*
Other CDOs	-	-	-	-	-	-	*3%*	*3%*
Total	12%	17%	36%	-	4%	15%	16%	100%

The CDO portfolio comprised $276 million asset-backed (ABS) CDOs and $736 million non-ABS CDOs in the investment portfolio, and $218 million of CDOs in the trading portfolio.

The ABS CDOs have mortgage-backed securities (such as US sub-prime mortgages, Alt-A mortgages and ABS CDO tranches) as one of their asset classes, the percentage of which differs among the CDOs. By vintage, 35% of these CDOs were issued in 2004 or earlier, 59% in 2005 and 6% in 2006 or later. These ABS CDOs are at least 90% covered by allowances since fourth quarter 2007.

Of the non-ABS CDOs in the investment portfolio, a portion was in collateralised loan obligations (CLOs), which have corporate loans as their dominant underlying collateral. The other CDOs have either credit default swaps or trust preferred securities as their dominant underlying collateral.

Allowances totalling $263 million or 36% of the portfolio have been made for the non-ABS investment CDOs, of which 75% are rated Baa or above under Moody's revised methodology.

The CDOs in the trading portfolio, which are designated at fair value, were valued at $218 million compared to $206 million in the previous quarter. As they are designated at fair value, no allowances have been taken for them.

OTHER US SUB-PRIME AND ALT-A EXPOSURE

The Group does not have direct exposure to US sub-prime mortgages and Alt-A mortgages other than through its ABS CDOs as disclosed above.

COMMERCIAL MORTGAGE-BACKED SECURITIES

The Group had $78 million of investments in commercial mortgage-backed securities, representing less than 0.1% of the Group's total assets. By geography, 77% were in Singapore and 23% were in Hong Kong. By industry, retail accounted for 27% of the portfolio, commercial-cum-retail 59% and industrial 14%. All the securities are rated A or above by Moody's or Standard & Poor's or both, with 88.5% rated AA or higher.

LEVERAGED FINANCE

Leveraged finance is defined in this disclosure as acquisition financing sponsored by funds (private equity or investment) and supported by leverage. The Group's exposure to such loans, amounting to $513 million, represented less than 0.2% of its total assets. Of the exposure, 4% was in Singapore, 45% in Rest of Greater China, 30% in South and South-East Asia, and the remaining 21% in other parts of Asia. By industry, they were primarily in finance, media, information technology services and manufacturing.

SPECIAL PURPOSE ENTITIES (SPE)

The list of material operating SPEs is summarised in the following table, all of which are involved in the issuance or distribution of structured investment products. None of the SPEs has any liquidity facility with the Group.

SPE Description	Collateral	Risk Factors
Constellation Investment Ltd (incorporated in Cayman Islands) • 100% consolidated under INT FRS12 Consolidation-SPE • SPE activity: Issuance of structured equity/credit-linked notes to clients • SPE size: $0.6 billion • Group's role: Arranger, Market Agent, Calculation Agent, Custodian for assets held as collateral, Swap Counterparty	Cash deposits, Hong Kong government securities, structured notes from Zenesis SPC (collateral rated AAA to BB- by Fitch or S&P)	Investment product risk is borne by clients. Should the structured notes be redeemed early and the unwind cost of the structure be larger than the early redemption value of the collateral, the Group may have to bear the difference
Zenesis SPC (incorporated in Cayman Islands) • 100% consolidated under INT FRS12 Consolidation-SPE • SPE activity: Issuance of rated credit-linked notes to Constellation Investment Ltd and rated/unrated notes to other clients • SPE size: $0.5 billion • Group's role: Calculation Agent, Substitution Agent, Swap Counterparty	Cash deposits, Corporate bond (rated AA- by S&P), FSA-guaranteed bonds	Investment product risk is borne by clients. Should the structured notes be redeemed early and the unwind cost of the structure be larger than the early redemption value of the collateral, the Group may have to bear the difference

CONFIRMATION BY THE BOARD

We, Koh Boon Hwee and Ang Kong Hua, being two directors of DBS Group Holdings Ltd (the Company), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the First Quarter ended 31 March 2009 Unaudited Financial Results of the Company and of the Group to be false or misleading in any material aspect.

On behalf of the board of directors

Koh Boon Hwee
Chairman

Ang Kong Hua
Director

7 May 2009
Singapore